

July 22, 2015

Via E-mail
Mr. Xiuyong Zhang
Chief Financial Officer
Fuwei Films (Holdings) Co., Ltd.
No. 387 Dongming Road, Weifang Shandong
People's Republic of China, 261061

    RE: **Fuwei Films (Holdings) Co., Ltd.**
              Form 20-F for the Year Ended December 31, 2014
              Filed April 9, 2015
              Form 20-F/A for the Year Ended December 31, 2014
              Filed July 10, 2015
              Response Letter Dated July 10, 2015
              File No. 1-33176

Dear Mr. Zhang:

We have reviewed your response letter dated July 10, 2015 and have the following comment. In some our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

General

1.   In our previous letter, we requested that management provide, in writing, acknowledgement of the three bullet pointed items (i.e., Tandy language) described at the end of our comment letter dated June 26, 2015. It appears that these acknowledgements were not provided with your response letter dated July 10, 2015. Please provide the requested acknowledgements in writing from management with your next response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or me at (202) 551-3854 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Melissa N. Rocha

Melissa N. Rocha
Senior Assistant Chief Accountant